

November 17, 2022

Channing Au
Chief Financial Officer
Value Exchange International, Inc.
Unit 602, Block B, 6 Floor, Shatin Industrial Centre
5-7 Yuen Shun Circuit
Shatin, N.T., Hong Kong SAR

      Re: Value Exchange International, Inc.
          Amendment No. 2 to Form 10-K for the Year Ended December 31, 2021
          Filed September 15, 2022
          File No. 000-53537

Dear Channing Au:

      We have reviewed your September 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2022 letter.

Amendment No. 2 to Form 10-K for the Year Ended December 31, 2021

Cash Flow, page 2

1.   We note the cross-reference to your disclosure in the Management's Discussion and Analysis section. Please prominently disclose in this section a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. In this regard, we note your disclosure on page 29 only addresses cash flows among your subsidiaries. Your disclosure should

make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors under Hong Kong or PRC law. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors under Hong Kong or PRC law. In this regard, we note your disclosure only states that "none of [y]our subsidiaries have ever faced difficulties or limitations on the ability to transfer cash to another subsidiary," rather than describing the regulatory framework and that you do not address distributions to or from the holding company and U.S. investors.

2.   Please amend your disclosure here to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. The disclosure should state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash. Include comparable disclosure in the summary risk factors and risk factors sections and provide cross-references to these other discussions in this section.

3.   To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies in this section and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

Explanatory Note, page 3

4.   We note you exclude Hong Kong from your definition of "China" on page 3. Please revise to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong.

Item 1. Business: Corporate Structure, Government Regulation and Related Legal Issues, page 4

5.   Revise your organizational chart on page 5 to identify the persons or entities that own the remaining equity in VEI HN and SZH.

Certain Chinese and Hong Kong Laws and Regulations, page 8

6.   We note your disclosure that counsel has advised the Company that "the laws and regulations of China do not currently have any material impact on Company's business, financial condition or results of operations," and that "the Company and its operations are not currently subject to or materially impacted by the Chinese cybersecurity-data laws." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

7. We note your disclosure that "to operate [y]our general business activities currently conducted in China, [y]our relevant Chinese subsidiaries may also be required to obtain other permits from the Chinese government." Please confirm that you have received each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors and that all such licenses, permits, and approvals are disclosed in your filing.

U.S. Laws: The Holding Foreign Companies Accountable Act (the HFCAA"), page 12

8. State that you have been included on the conclusive list of issuers identified under the HFCAA on our website, and acknowledge the ramifications of such identification, including volatility in the trading price of your securities. Additionally, when discussing the PCAOB Statement of Protocol, please also discuss that the PCAOB will be required to reassess its determinations by the end of 2022.

Item 1A. Risk Factors
Operational and Legal Risks Associated with being a U.S. Public Company with Chinese-Based and Hong Kong-Based Operations, page 17

9. Include a cross-reference to the relevant individual detailed risk factor in your risk factor summary.

General

10. We note your disclosure on page 23 that your directors are either permanent residents or citizens of, and reside in, Hong Kong, China or Singapore, except for director Robert Trapp, who is a citizen and resident of the United States. Please revise to include a separate "Enforceability" section consistent with Item 101(g) of Regulation S-K and identify the directors, officers, and members of senior management located in the PRC or Hong Kong.

    Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Paul Richter